Mirant Corporation
1155 Perimeter Center West, Atlanta, Georgia 30338-5416
T 678 579 5000 F 678 579 5001 U www.mirant.com

May 29, 2008

Mr. Michael Moran

Branch Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Mirant Corporation

File No. 1-16107

Form 10-K for the year ended December 31, 2007

Filed on February 29, 2008

Mirant North America, LLC

File No. 333-134722

Form 10-K for the year ended December 31, 2007

Filed on March 10, 2008

Dear Mr. Moran:

This letter is being furnished on behalf of Mirant Corporation and Mirant North America, LLC in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) contained in a letter to Thomas Legro, Senior Vice President and Controller, dated May 22, 2008, with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Mirant” refer to Mirant Corporation and its subsidiaries unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comment in full followed by our response.

Securities and Exchange Commission

May 29, 2008

1.	We have read your response to comment 11 of our letter dated April 29, 2008. Please explain to us the amount of capital expenditures that need to be made with regard to the Dickerson and Morgantown units to comply with the Maryland Healthy Air Act. Tell us if the capital expenditures were considered part of the minimum lease payments at the inception of the Facility Leases. Also, please confirm for us that the original Facility Leases were not changed or modified in any way as a result of these recent capital expenditures that are required to be made. In this regard, we assume the value of the plants would be impaired if you did not comply with the provisions of the Maryland Healthy Air Act. Explain if these environmental expenditures are protecting the Owner Lessors from negative variability in the fair value of the leased assets. Lastly, please explain how you are accounting for the leasehold improvements. Please refer to EITF Issue no. 05-06. Please be detailed in your response and cite for us the relevant accounting literature used to support your conclusions.

Applicable Registrants:	Mirant Corporation, Mirant Americas Generation, LLC, Mirant North America, LLC and Mirant Mid-Atlantic, LLC

Response:

According to the terms of the Facility Leases (as defined in our response dated May 12, 2008), we are required to make improvements to the leased facilities for any changes in law, which includes environmental protection laws such as the Maryland Healthy Air Act (“MHAA”). Failure to make such required capital improvements would be considered a default under the Facility Leases. The Company will incur total capital expenditures of approximately $1.1 billion at the Morgantown and Dickerson facilities to comply with the requirements of the MHAA. The required capital expenditures were not considered upon inception of the leases in December 2000, as the MHAA was not passed until April 2006.

We reviewed paragraph 9 of SFAS No. 13, Accounting for Leases (“SFAS 13”), and determined that a modification of the leases has not occurred. The required capital expenditures do not extend the basic lease terms (excluding renewal periods) and are not considered a component of the minimum lease payments. Additionally, we expect to obtain an economic benefit from the capital expenditures incurred to comply with the MHAA for the Morgantown and Dickerson facilities over the respective remaining required basic lease terms for these facilities. We do not think that the requirement in the Facility Leases to make improvements to the leased facilities for changes in law such as the MHAA protects the owners from negative variability in the fair value of the leased assets in the context of paragraph B24 of FIN 46(R), Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51, as these provisions do not represent purchase options or residual guarantees and are customary for operating lease agreements of similar duration.

The leasehold improvements made to the Morgantown and Dickerson facilities will be capitalized and amortized over the remaining required basic lease terms in accordance with EITF Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. As the useful lives of the assets are expected to exceed the lease terms and no renewal of the Facility Leases is currently reasonably assured, we are amortizing the leasehold improvements over the remaining required basic lease terms. The required basic lease terms for the Dickerson and Morgantown facilities are 28 1/2 and 33 3/ 4 years respectively, from the lease inception date of December 19, 2000. Use of the remaining lease terms as the amortization period for

Securities and Exchange Commission

May 29, 2008

the capital expenditures incurred to comply with the MHAA for the Morgantown and Dickerson facilities and other leasehold improvements is also consistent with the guidance in paragraph 11(b) of SFAS 13 regarding the amortization period of capitalized leased assets.

We appreciate the assistance the Staff has provided with its comment on the above referenced documents as originally filed, and we will be pleased to respond promptly to any further requests for additional information. My phone number is (678) 579-5264 and my fax number is (678) 579-5590.

Sincerely,

By:	/s/ Thomas E Legro
Thomas E. Legro Senior Vice President and Controller